Exhibit 99.1

4Front Announces Upcoming Conference Participation

Company to participate in Canaccord's U.S. Cannabis Symposium, NCIA California Cannabis Business Conference, Arcview Investor Forum, IC3, and the Benzinga Cannabis Capital Conference in October

VANCOUVER and PHOENIX, Oct. 2, 2019 /CNW/ - 4Front Ventures Corp. (CSE: FFNT) (OTCQX: FFNTF) ("4Front" or the "Company") today announced that a number of its executives, including President Kris Krane and Chief Investment Officer Andrew Thut, will attend several industry events during the month of October.

Company executives will participate in the following events:

Canaccord's U.S. Cannabis Symposium
On Oct. 3, Mr. Thut will give a company presentation at 3:10 p.m. ET at the Sheraton Centre Toronto Hotel in Toronto. You can view the company's presentation here.

Arcview Investor Forum
On Oct. 3, Mr. Krane will participate in one-on-one meetings at Convene's One Liberty Plaza location in New York City.

NCIA California Cannabis Business Conference
On Oct. 9, Josh Krane, Senior Director of Business Development in California, will be available to participate in one-on-one meetings at the Long Beach Convention Center in Long Beach, Calif.

Institutional Capital & Cannabis Conference
On Oct. 21, Mr. Thut will participate in a panel on M&A trends in the cannabis industry at 11:15 a.m. ET at Convene's 117 West 46th St. location in New York City.

Benzinga Cannabis Capital Conference
On Oct. 22-23, Mr. Thut and Mr. Krane will give a company presentation and participate in one-on-one meetings at the Palmer House in Chicago.

About 4Front Ventures Corp.
4Front is a cannabis company designed for long-term success and built upon battle-tested operating capabilities at scale, experienced and committed leadership, a strategic asset base, and a commitment to being a magnet for talent. From plant genetics to the cannabis retail experience, 4Front's team applies expertise across the value chain. 4Front has invested heavily to assemble a comprehensive collection of management skills and hands-on operating expertise to capitalize on the unique growth opportunity being afforded by the increased legalization of cannabis. For more information, visit 4Front's website.

This news release was prepared by management of 4Front Ventures, which takes full responsibility for its contents. The Canadian Securities Exchange ("CSE") has not reviewed and does not accept responsibility for the adequacy of this news release. Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Forward Looking Statements
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in 4Front Ventures' periodic filings with Canadian securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Forward-looking statements may include, without limitation, statements related to future developments and the business and operations of 4Front Ventures, developments with respect to legislative developments in the United States and the proposed trading dated of the resulting issuer.

Although 4Front Ventures has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: dependence on obtaining regulatory approvals; investing in target companies or projects which have limited or no operating history and are engaged in activities currently considered illegal under U.S. federal laws; change in laws; limited operating history; reliance on management; requirements for additional financing; competition; hindering market growth and state adoption due to inconsistent public opinion and perception of the medical-use and adult-use marijuana industry and; regulatory or political change.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. 4Front Ventures disclaims any intention or obligation to update or revise such information, except as required by applicable law, and 4Front Ventures does not assume any liability for disclosure relating to any other company mentioned herein.

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SOURCE 4Front

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%CIK: 0001627883

For further information: Investor Contact: Andrew Thut, Chief Investment Officer, IR@4frontventures.com, 602-633-3067; Media Contact: Anne Donohoe / Nick Opich, KCSA Strategic Communications, adonohoe@kcsa.com / nopich@kcsa.com, 212-896-1265 / 212-896-1206

CO: 4Front

CNW 13:37e 02-OCT-19